Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated February 25, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 25, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

Press release

The Hague – February 25, 2013

Aegon to appoint new independent auditor

Aegon’s Supervisory Board will propose to appoint PwC as the company’s independent auditor for the Annual Accounts 2014 through 2016, during the upcoming Annual General Meeting of Shareholders on May 15, 2013. This recommendation is the result of a competitive tender process that Aegon conducted, consistent with its sound corporate governance principles.

The Supervisory Board will also propose to reappoint the company’s current auditor, Ernst & Young, for the financial year 2013. Aegon appreciates the excellent service Ernst & Young has provided and expresses its gratitude for the firm’s contributions.

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

ABOUT AEGON

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have millions of customers across the globe. Further information: aegon.com.